EXHIBIT 4.1

AMC ENTERTAINMENT INC.

AND

AMERICAN MULTI-CINEMA, INC.
AMC REALTY, INC.
AMC ENTERTAINMENT INTERNATIONAL, INC.
NATIONAL CINEMA NETWORK, INC.
AMC-GCT, INC.
AMERICAN MULTI-CINEMA OF FLORIDA, INC.
CENTERTAINMENT, INC.
PREMIUM THEATER OF MAYFAIR, INC.
PREMIUM CINEMA OF YORKTOWN, INC.
CLUB CINEMA OF MAZZA, INC.
PREMIUM THEATER OF FRAMINGHAM, INC.
GCT PACIFIC BEVERAGE SERVICES, INC. AND
AMC CARD PROCESSING SERVICES, INC.,
AS SUBSIDIARY GUARANTORS

AND

HSBC BANK USA, NATIONAL ASSOCIATION, AS TRUSTEE

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF DECEMBER 23, 2004

This Second Supplemental Indenture, dated as of December 23, 2004 (this "Supplemental Indenture" or "Guarantee"), among American Multi-Cinema, Inc., AMC Realty, Inc., AMC Entertainment International, Inc., National Cinema Network, Inc., AMC-GCT, Inc., American Multi-Cinema of Florida, Inc., Centertainment, Inc., Premium Theater of Mayfair, Inc., Premium Cinema of Yorktown, Inc., Club Cinema of Mazza, Inc., Premium Theater of Framingham, Inc., GCT Pacific Beverage Services, Inc., AMC Card Processing Services, Inc. (each a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), AMC Entertainment Inc. (together with its successors and assigns, the "Company") and HSBC Bank USA, National Association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee, in its capacity as original or successor trustee, have heretofore executed and delivered an Indenture, dated as of January 27, 1999 (the "Base Indenture"), as supplemented by the First Supplemental Indenture dated March 29, 2002, and this Supplemental Indenture (the "Indenture"), providing for the issuance of 9-1/2% Senior Subordinated Notes due 2011 of the Company (the "Securities"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and the Company are authorized to amend the Indenture, without the consent of any Securityholder, to add Guarantees with respect to the Securities or to secure the Securities;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsidiary Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

ARTICLE I

Definitions

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term "Holders" in the Guarantee shall refer to the term "Holders" as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

The following terms are defined as follows:

"*Guarantor*" shall mean each Subsidiary of the Company that provides a Subsidiary Guarantee on the date any Securities are issued and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

"*Senior Notes*" shall mean the Company's 8-5/8% Senior Notes due 2012 and Floating Rate Notes due 2010.

ARTICLE II

Guarantee

SECTION 2.1 Agreement to be Bound. Each Subsidiary Guarantor hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. Each Subsidiary Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2 Subsidiary Guarantee. Subject to the provisions of this Article II, each Guarantor hereby fully, unconditionally and irrevocably guarantees, on a senior subordinated basis, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder of the Securities and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest, including Special Interest, if any, on the Securities and all other obligations and liabilities of the Company under the Indenture (including without limitation interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding and the obligations under Section 7.07 of the Base Indenture) (all the foregoing being hereinafter collectively called the "Guarantor Obligations"). Each Guarantor agrees that the Guarantor Obligations will rank equally in right of payment with other Indebtedness of such Guarantor, except to the extent such other Indebtedness is subordinate to the Guarantor Obligations. Each Guarantor further agrees (to the extent permitted by law) that the Guarantor Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article II notwithstanding any extension or renewal of any Guarantor Obligation.

Each Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Guarantor Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Securities or the Guarantor Obligations.

Each Guarantor further agrees that its Subsidiary Guarantee herein constitutes a Guarantee of payment when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guarantor Obligations.

Except as set forth in Section 2.4, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guarantor Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of invalidity, illegality or unenforceability of the Guarantor Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other person under the Indenture, the Securities or any other agreement or otherwise; (b) any extension or renewal granted; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of the Indenture, the Securities or any other agreement; (d) the release of any security held by any Holder or the Trustee for the Guarantor Obligations or any of them; (e) the failure of any holder to exercise any right or remedy against any other Guarantor; (f) any change in the ownership of the Company; (g) any default, failure or delay, willful or otherwise, in the performance of the Guarantor Obligations; or (h) any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

Each Guarantor agrees that its Subsidiary Guarantee herein shall remain in full force and effect until payment in full of all the Guarantor Obligations or such Guarantor is released from its Subsidiary Guarantee in compliance with Section 2.4 hereof. Each Guarantor further agrees that its Subsidiary Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any of the Guarantor Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company to pay any of the Guarantor Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders an amount equal to the sum of (i) the unpaid amount of such Guarantor Obligations then due and owing and (ii) accrued and unpaid interest on such Guarantor Obligations then due and owing (but only to the extent not prohibited by law).

Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Guarantor Obligations guaranteed hereby may be accelerated as provided in the Indenture for the purposes of its Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guarantor Obligations guaranteed hereby and (y) in the event of any such declaration of acceleration of such Guarantor Obligations, such Guarantor Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of this Subsidiary Guarantee.

Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under this Section.

SECTION 2.3 Execution and Delivery of Subsidiary Guarantee for Future Guarantors. To further evidence its Subsidiary Guarantee, each Subsidiary Guarantor and other Person that is required to become a Guarantor under the Indenture agrees to execute a supplement to the Indenture substantially in the form of Exhibit A hereto, or a Subsidiary Guarantee, substantially in the form of Exhibit B hereto, and deliver it to the Trustee. Such Subsidiary Guarantee or supplement to the Indenture shall be executed on behalf of each Guarantor by either manual or facsimile signature of one Officer or other person duly authorized by all necessary corporate action of each Guarantor who shall have been duly authorized to so execute by all requisite corporate action. The validity and enforceability of any Subsidiary Guarantee shall not be affected by the fact that it is not affixed to any particular Security.

Each of the Guarantors hereby agrees that its Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.

If an Officer of a Guarantor whose signature is on the Indenture or a Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Security on which such Subsidiary Guarantee is endorsed or at any time thereafter, such Guarantor's Subsidiary Guarantee of such Security shall nevertheless be valid.

The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Subsidiary Guarantee set forth in the Indenture on behalf of each Guarantor.

SECTION 2.4 Limitation on Liability; Termination, Release and Discharge.

(a)   Any term or provision of the Indenture to the contrary notwithstanding, the obligations of each Guarantor hereunder will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(b)   In addition, the Company shall not permit any Guarantor to consolidate with or merge with or into any person (other than another Guarantor) and shall not permit the conveyance, transfer or lease of substantially all of the assets of any Guarantor *unless*:

(1)   the resulting, surviving or transferee Person shall be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Guarantor) shall expressly assume, by supplemental indenture, executed and delivered

to the Trustee, all the obligations of such Guarantor under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Subsidiary as a result of such transaction as having been Incurred by such Person or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

(4) the transaction is made in compliance with Section 5.01 of the Base Indenture (other than clause (c) of Section 5.01).

Upon the sale or disposition of a Guarantor (by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary, such Guarantor will be automatically released from all its obligations under the Indenture and its Subsidiary Guarantee and the Registration Rights Agreement and such Subsidiary Guarantee will terminate; provided, however, that (1) the sale or other disposition is in compliance with the Indenture, including Section 5.01 of the Base Indenture (other than clause (c) thereof); and (2) all the obligations of such Guarantor under the Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.

(c) Each Guarantor shall be deemed released from all its obligations under the Indenture and the Registration Rights Agreement and such Subsidiary Guarantee shall terminate upon the legal defeasance of the Securities pursuant to the provisions of Article VIII of the Base Indenture.

(d) Each Guarantor shall be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if the Company designates such Guarantor as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

SECTION 2.5 Right of Contribution. Each Guarantor hereby agrees that to the extent that any Guarantor shall have paid more than its proportionate share of any payment made on the obligations under the Subsidiary Guarantees, such Guarantor shall be entitled to seek and receive contribution from and against the Company, or any other Guarantor who has not paid its proportionate share of such payment. The provisions of this Section 2.5 shall in no respect limit the obligations and liabilities of each Guarantor to the Trustee and the Holders and each

Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

SECTION 2.6 No Subrogation. Notwithstanding any payment or payments made by each Guarantor hereunder, no Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any Holder against the Company or any other Guarantor or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guarantor Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Company on account of the Guarantor Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Guarantor Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Guarantor Obligations.

ARTICLE IV

FUTURE GUARANTORS

SECTION 2.1 Future Guarantors. The Company will cause each Subsidiary which guarantees obligations under the Credit Facility, the Senior Notes or other Indebtedness of the Company or the Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which such Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, interest and Special Interest, if any, on the Securities on a senior subordinated basis and all other obligations under the Indenture. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Notwithstanding the foregoing, if a Guarantor is released and discharged in full from its obligations under its Guarantees of (1) the Credit Facility and related documentation and (2) all other Indebtedness of the Company and its Subsidiaries, then the Subsidiary Guarantee of such Guarantor shall be automatically and unconditionally released and discharged.

ARTICLE III

Miscellaneous

SECTION 3.1   Notices. All notices and other communications to the Subsidiary Guarantors shall be given to each Subsidiary Guarantor, at its address set forth in Appendix I, with a copy to the Company as provided in the Indenture for notices to the Company.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 3.5 Trustee not Responsible. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which is made solely by the Company.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the Sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN MULTI-CINEMA, INC.

By: _____
    Name:
    Title:

AMC REALTY, INC.

By: _____
    Name:
    Title:

AMC ENTERTAINMENT INTERNATIONAL, INC.

By: _____
    Name:
    Title:

NATIONAL CINEMA NETWORK, INC.

By: _____
    Name:
    Title:

AMC-GCT, INC.

By: _____
    Name:
    Title:

AMERICAN MULTI-CINEMA OF FLORIDA, INC.

By: _____
   Name:
   Title:

CENTERTAINMENT, INC.

By: _____
   Name:
   Title:

PREMIUM THEATER OF MAYFAIR, INC.

By: _____
   Name:
   Title:

PREMIUM CINEMA OF YORKTOWN, INC.

By: _____
   Name:
   Title:

PREMIUM THEATER OF FRAMINGHAM, INC.

By: _____
   Name:
   Title:

CLUB CINEMA OF MAZZA, INC.

By: _____
   Name:
   Title:

GCT PACIFIC BEVERAGE SERVICES, INC.

By: _____
   Name:
   Title:

AMC CARD PROCESSING SERVICES, INC.

By: _____
   Name:
   Title:

HSBC BANK USA, NATIONAL ASSOCIATION
   as Trustee

By:_____
    Name:
    Title:

AMC ENTERTAINMENT INC.

By: _____
   Name:
   Title:

SUBSIDIARY GUARANTEE

Each of the undersigned (the "<u>Guarantors</u>") hereby jointly and severally unconditionally guarantees, to the extent set forth in the Indenture dated as of January 27, 1999 by and among AMC Entertainment Inc., a Delaware corporation, as issuer (the "<u>Company</u>") and HSBC Bank USA, National Association as Trustee (as amended, restated or supplemented from time to time, the "<u>Indenture</u>"), and subject to the provisions of the Indenture, (a) the due and punctual payment of the principal of, and premium, if any, and interest on the Securities, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on overdue principal of, and premium and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee, all in accordance with the terms set forth in the Indenture, and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

[Signatures on Following Pages]

IN WITNESS WHEREOF, each of the Guarantors has caused this Subsidiary Guarantee to be signed by a duly authorized officer.

AMERICAN MULTI-CINEMA, INC.

By: _____
    Name:
    Title:

AMC REALTY, INC.

By: _____
    Name:
    Title:

AMC ENTERTAINMENT INTERNATIONAL, INC.

By: _____
    Name:
    Title:

NATIONAL CINEMA NETWORK, INC.

By: _____
    Name:
    Title:

AMC-GCT, INC.

By: _____
    Name:
    Title:

AMERICAN MULTI-CINEMA OF FLORIDA, INC.

By: _____
   Name:
   Title:

CENTERTAINMENT, INC.

By: _____
   Name:
   Title:

PREMIUM THEATER OF MAYFAIR, INC.

By: _____
   Name:
   Title:

PREMIUM CINEMA OF YORKTOWN, INC.

By: _____
   Name:
   Title:

PREMIUM THEATER OF FRAMINGHAM, INC.

By: _____
   Name:
   Title:

CLUB CINEMA OF MAZZA, INC.

By: _____
    Name:
    Title:

GCT PACIFIC BEVERAGE SERVICES, INC.

By: _____
    Name:
    Title:

AMC CARD PROCESSING SERVICES, INC.

By: _____
    Name:
    Title:

FORM OF SUPPLEMENTAL INDENTURE TO ADD GUARANTORS

This Supplemental Indenture, dated as of [_____ __], 20__ (this "Supplemental Indenture" or "Guarantee"), among [*name of future Guarantor*] (the "Subsidiary Guarantor"), AMC Entertainment Inc. (together with its successors and assigns, the "Company"), each other then existing Guarantor under the Indenture referred to below, and the HSBC Bank USA, National Association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of January 27, 1999 (the "Base Indenture"), as supplemented by the First Supplemental Indenture dated March 29, 2002 between the Company and the Trustee, and this Second Supplemental Indenture among the Company, the Guarantors and the Trustee (the "Indenture") providing for the issuance of 9-1/2% Senior Subordinated Notes due 2011 of the Company (the "Securities"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and the Company are authorized to amend the Indenture, without the consent of any Securityholder, to add Guarantees with respect to the Securities or to secure the Securities;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsidiary Guarantor, the Company, the other Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

ARTICLE I

Definitions

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term "Holders" in the Guarantee shall refer to the term "Holders" as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Agreement to be Bound; Guarantee

SECTION 3.1 Agreement to be Bound. The Subsidiary Guarantor hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The Subsidiary Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 3.1 Guarantee. The Subsidiary Guarantor agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Securities and the Trustee the Guarantor Obligations pursuant to the Second Supplemental Indenture on a senior subordinated basis.

ARTICLE III

Miscellaneous

SECTION 3.1 Notices. All notices and other communications to the Subsidiary Guarantor shall be given as provided in the Indenture to the Subsidiary Guarantor, at its address set forth below, with a copy to the Company as provided in the Indenture for notices to the Company.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 3.5 Trustee not Responsible. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this [_____] Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantors.

SECTION 3.6 <u>Counterparts</u>. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7 <u>Headings</u>. The headings of the Articles and the Sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

[GUARANTOR],
as a Guarantor

By:_____
   Name:
   Title:
      [Address]

HSBC BANK USA, NATIONAL ASSOCIATION
   as Trustee

By:_____
   Name:
   Title:

AMC ENTERTAINMENT INC.

By: _____
   Name:
   Title:

SUBSIDIARY GUARANTEE

Each of the undersigned (the "Guarantors") hereby jointly and severally unconditionally guarantees, to the extent set forth in the Indenture dated as of January 27, 1999 by and among AMC Entertainment Inc., a Delaware corporation, as issuer (the "Company") and HSBC Bank USA, National Association as Trustee (as amended, restated or supplemented from time to time, the "Indenture"), as supplemented by the First Supplemental Indenture, dated March 29, 2002, and the Second Supplemental Indenture, dated December 23, 2004 and subject to the provisions of the Indenture, (a) the due and punctual payment of the principal of, and premium, if any, and interest on the Securities, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on overdue principal of, and premium and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee, all in accordance with the terms set forth in the Second Supplemental Indenture, and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

The obligations of the Guarantors to the Holders and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in Article Ten of the Indenture, and reference is hereby made to the Indenture for the precise terms and limitations of this Subsidiary Guarantee. Each Holder of the Security to which this Subsidiary Guarantee is endorsed, by accepting such Security, agrees to and shall be bound by such provisions.

[Signatures on Following Pages]

IN WITNESS WHEREOF, each of the Guarantors has caused this Subsidiary Guarantee to be signed by a duly authorized officer.

[   ]

By: _____
　　Name:
　　Title:

Subsidiary	Principal Address of Business
Amer. Multi-Cinema, Inc.	920 Main Street, Kansas City, MO
AMC Realty, Inc.	920 Main Street, Kansas City, MO
AMC Entertainment International, Inc.	920 Main Street, Kansas City, MO
National Cinema Network, Inc.	920 Main Street, Kansas City, MO
AMC-GCT, Inc.	920 Main Street, Kansas City, MO
Amer. Multi-Cinema of Florida, Inc.	920 Main Street, Kansas City, MO
Centertainment Inc.	920 Main Street, Kansas City, MO
Premium Theater of Mayfair, Inc.	920 Main Street, Kansas City MO
Premium Cinema of Yorktown, Inc.	208 S LaSalle St, Suite 814, Chicago IL 60604, Cook County
Club Cinema of Mazza, Inc.	1025 Vermont Ave., NW, Washington, DC 20005
Premium Theatre of Framingham, Inc.	101 Federal Street, Boston, MA 02110
GCT Pacific Beverage Services, Inc.	520 Pike Street, Seattle WA 98101
AMC Card Processing Services, Inc.	920 Main Street, Kansas City, MO